

CHERRY BOMBE

A modern media company celebrating women & creatives in the food world through content & events

cherrybombe.com   New York, NY

Female Founder   Food & Beverage   Restaurant   Media

Highlights

1   Established 10-year-old brand with an engaged & growing global audience known as the Bombesquad

2   2024 revenue growth is pacing 300% vs. 2022



3 Podcast network: Radio Cherry Bombe, new baking & GenZ podcasts + official podcast of "Julia" on MAX

4 Diversified media brand with growing subscription channels & paid membership program

5 The girl economy is being driven by the unstoppable power of female-fueled experiences & businesses

6 Blue chip partnerships including American Express, Whole Foods Market, Kerrygold & OpenTable

7 Host of the Jubilee conference, the largest U.S. gathering of women in food, beverage & hospitality

8 The company has been boot-strapped, with no outside capital, until this Community Round

Our Team



Kerry Diamond Founder, Chief Content Officer

25+ years of experience at top media, fashion, and beauty brands, including WWD, Harper's Bazaar, Lancôme, Coach, and Yahoo Food. Kerry understands how to translate great ideas into content and retail success.



Kate Miller Spencer Chief Executive Officer

25+ years of experience in sales, marketing, and management. Most recently, Kate was Vox Media's Head of Industry CPG/Food & Beverage, Fashion, Beauty, Retail. Her career in food media started at Bon Appétit and she spent 17 years at Food & Wine.



CHERRY
BOMBE

Cherry Bombe is the future of food media. We are a media & events company celebrating the influential role women play in the food, beverage & hospitality world.

A substantial market exists for content & experiences that celebrate a fascination with all things culinary and showcases women in & around the food world, an industry that has historically been male-centric.



Photo: Christina Tosi for Cherry Bombe Issue 5
by Jennifer Livingston

Cherry Bombe is a women-owned and mission-driven company. Our community, affectionately known as the Bombesquad, is engaged across all channels: events, podcasts, newsletters, membership, social media, and our iconic magazine.



Photo: Sophia Roe for Cherry Bombe Issue 12
by Jennifer Livingston



With an experienced management team & marketplace momentum, we have the opportunity to scale our growing brand & reach individuals and brands interested in women and food.

Photo: Zoë François, Jamila Norman, Samantha Seneviratne, Casey Corn, Elizabeth Poett for Cherry Bombe Issue 22
by Jennifer Livingston

Our audience & partners want more. More events, more



content, more connection. We're raising money to build our team and infrastructure to make this possible.



Photo: Jess Shadbolt, Annie Shi, and Clare de Boer from King & Jupiter Restaurants for Cherry Bombe Issue 21 by Jennifer Livingston

This $250B food & beverage market is expected to grow to $500B by 2025 as food becomes an even larger vertical for advertisers, events, subscriptions, and licensing.



Photo: Martha Stewart for Cherry Bombe Issue 9 by Jennifer Livingston

forward looking projection not guaranteed

The Cherry Bombe Community Round on Wefunder will provide capital to meet market demand and interest from our audience & marketing partners.





Photo: Erin French for Cherry Bombe Issue 20
By Jennifer Livingston

By The Numbers Today

224k+ followers
across social media channels

4k
attendees at events annually, including Jubilee, the largest gathering of women in food in the US

24
print issues of our quarterly Cherry Bombe Magazine

20k+
total paid Bombesquad Members and free weekly Newsletter Subscribers


CHERRY BOMBE
10TH ANNIVERSARY ISSUE
King of Hearts
Top Chef *Winner And* Tasting Wild *Star Melissa King*

By The Numbers Today

1M+
Annual Radio Cherry Bombe podcast downloads

3
Shows on the Cherry Bombe Podcast Network

#1
Baking Podcast: She's My Cherry Pie

2023
James Beard Award for Emerging Voice in Broadcast Media® for Host Abena Anim-Somuah's work on our podcast: The Future of Food Is You


Radio
CHERRY
BOMBE


SHE'S MY CHERRY PIE


THE FUTURE OF FOOD is you



Photo: Abena Anim-Somuah, Host of The Future of Food Is You on the Cherry Bombe Podcast Network & 2023 James Beard Award Winner for Emerging Voice in Broadcast Media ®
by Kerry Diamond

Planned Use of Funds

★ Expand our podcast, editorial, sales, and social teams

★ Produce more community events in more markets

★ Enhance membership benefits

★ Add content categories including kitchen design, beverage, and travel

★ Open Cherry Bombe multi-media & multi-use spaces in NYC & LA

★ Launch Cherry Bombe Productions, with immersive video content

Cherry Bombe Partners









































S.PELLEGRINO
Kerrygold
AMERICAN EXPRESS
RESY
Walmart
max
WHOLE FOODS MARKET
LE CREUSET
TISHMAN SPEYER
Square
ACE HOTEL
OpenTable
WILLIAMS-SONOMA
CAMBOZOLA
UNE FEMME
california prunes Prunes. For life.
Cakebread Cellars
BOUVET LADUBAY
chronicle books
Graduate HOTELS





































CHERRY BOMBE
DOUGHS OVER BROS
Dorie!
Angela!
Alison!
Lani!
PRO-COOKIE ANTI-RACISM
BE THE CHANGE!
THE COOKS & BOOKS ISSUE
DREW & PILAR